[LETTERHEAD OF CREDIT SUISSE ASSET MANAGEMENT, LLC]

July 12, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Credit Suisse High Yield Bond Fund
Securities Act File No. 333-183901
Withdrawal of Post-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-2

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Credit Suisse High Yield Bond Fund (the “Fund”) hereby respectfully requests that Post-Effective Amendment No. 3 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 filed on June 25, 2013, Accession No. 0001104659-13-051316, be withdrawn.

In making this request for withdrawal, the Fund confirms that no securities have been sold, or will be sold, in reliance on the Amendment or pursuant to the prospectus and Statement of Additional Information contained therein.

Any questions or comments on this request should be directed to the undersigned at (212) 325-7349.

Very truly yours,

CREDIT SUISSE HIGH YIELD BOND FUND

By:	/s/ Karen Regan
Karen Regan, Senior Vice President and Secretary

cc:	Joanne Doldo, Credit Suisse Asset Management, LLC
Rose F. DiMartino, Willkie Farr & Gallagher LLP
Elliot J. Gluck, Willkie Farr & Gallagher LLP